SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459



02050234

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

August 6, 2002

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

PROCESSED

Telefonica of Argentina Inc.
(Translation of registrant's name into English)

AUG 0 9 2002

THOMSON FINANCIAL

Tucumán 1, 18ᵗʰ Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F   _X_   Form 40-F   __

(Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes   __   No   _X_

(If "Yes" is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

Consolidated financial statements
and Operating and Financial Review and Prospects

As of and for the six-month periods ended June 30, 2002 and 2001

Telefónica

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF Buenos Aires
Argentina

Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

Deloitte & Touche

Limited review report of independent public accountants on interim financial statements

To the Board of Directors of
Telefónica de Argentina S.A.

1. We have reviewed the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (an Argentine Corporation) and its consolidated subsidiary as of June 30, 2002 and the related consolidated statement of income, cash flows and changes in shareholders' equity for the six-month period ended June 30, 2002, all expressed in constant Argentine pesos (Note 2.2.) and prepared according to generally accepted accounting principles in Argentina ("Argentine GAAP") applicable to consolidated financial statements.

2. The Company's consolidated financial statements as of and for the nine-month period ended June 30, 2001 and as of and for the three-month period ended December 31, 2000, from which the Company has derived the accompanying consolidated financial statements as of and for the six-month period ended June 30, 2001 (after their restatement in constant pesos of June 30, 2002 and after computing retroactive reclassifications as described in note 2.4 to the financial statements referred to in paragraph 1.) were reviewed by other auditors, who issued unqualified limited review reports according to Argentine generally accepted auditing standards, dated August 7, 2001 and February 8, 2001, respectively.

3. The preparation and issuance of the consolidated financial statements as of and for the six-month periods ended June 30, 2002 and 2001 is the responsibility of the Company's Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on the consolidated financial statements referred to in paragraph 1. based on the review we conducted with the scope mentioned in paragraph 4. of this report.





Deloitte
Touche
Tohmatsu

Deloitte & Co. S.R.L. - Registro de Soc. Com. CPCE - Cap. Fed. T° 1 F° 3

4. We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. As described in Note 2.9. to the accompanying consolidated financial statements, in the current year, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government's external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above.

6. As described in detail in note 11.1 to the consolidated financial statements, under Law N° 25,561 the Company will have to renegotiate with the Government the rate scheme to be effective in the future. Consequently, although the Company valued its fixed assets and minimum presumed income tax credit on the basis of the Company's management best estimate considering currently available information, the Company cannot predict the future rate scheme and therefore the amount of future revenues and net cash flows. The recoverability of the amount booked of fixed assets and minimum presumed income tax credit corresponding to the telecommunications business as of June 30, 2002 of $8,147 million and $25 million, respectively (see notes 2.3.d) and h) to the consolidated financial statements), depends on the effect that the outcome of the rate renegotiation may have on the Company's operations. Accordingly, no provision for any loss relating to the

recoverability of these assets has been made by the Company in the accompanying consolidated financial statements.

7. As described in note 14 to the consolidated financial statements, as of June 30, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$956 million ($3,634 million in constant pesos as of June 30, 2002). The Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies. Although the Company has expressed that it will make its best efforts to obtain such financing, as of the date of issuance of this report, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable the Company to settle its liabilities in the normal course of business and maintain its normal operations.

8. In the report corresponding to the audit according to Argentine generally accepted auditing standards on the consolidated financial statements of the Company for the three-month fiscal year ended December 31, 2001, dated February 26, 2002, the predecessor auditors of the Company included a qualification for uncertainties relating to the Company's ability to continue as a going concern and to the recoverability of the booked amount of fixed assets of $4,414 million as of December 31, 2001 (equivalent to $8,635 million in constant Argentine pesos of June 30, 2002) related to its telecommunications business. Such uncertainties continue as of the date of this report, as described in notes 14., 2.3.d) and 11.1 to the consolidated financial statements (see paragraphs 6 and 7 above). The financial statements referred to in paragraph 1. have been prepared assuming that the Company will continue as a going concern and do not include any adjustments related to the recoverability and classification of booked assets or with respect to the sufficiency and classification of liabilities that might result from the outcome of these uncertainties.

9. Based on our review, conducted as described in paragraph 4., which did not include all the necessary procedures to enable us to express an opinion on the consolidated financial statements referred to in paragraph 1., we report that such consolidated financial statements:

   a) contemplate all the material facts and circumstances of which we are aware,

   b) have been prepared according to the consolidation bases described in note 2.1. to such consolidated financial statements, which are consistent with the requirements of Technical resolution N° 4 of Argentine Federation of Professional Councils in Economic Sciences, and that

   c) we have no other observations on the consolidated financial statements than those included in paragraphs 5. to 8. of this report.

10. Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America (see note 20 to the consolidated financial statements).

Buenos Aires,
    July 23, 2002

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002- Note 2.2)

	June 30,	
	2002	2001
ASSETS		
CURRENT ASSETS		
Cash (Note 3.1.a)	24	14
Investments (Note 21.d)	281	51
Trade receivables (Note 3.1.b)	548	1,410
Other receivables (Note 3.1.c)	155	349
Inventories (Note 3.1.d)	29	94
Total current assets	1,037	1,918
NONCURRENT ASSETS		
Trade receivables (Note 3.1.b)	10	-
Other receivables (Note 3.1.c)	147	22
Investments (Note 21.c)	21	82
Fixed assets (Note 21.a)	8,164	8,952
Intangible assets (Note 21.b)	106	108
Total noncurrent assets	8,448	9,164
Total assets	9,485	11,082

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002- Note 2.2)

	June 30,	
	2002	2001
LIABILITIES		
CURRENT LIABILITIES		
PAYABLES		
Trade (Note 3.1.e)	496	636
Bank and financial (Note 3.1.f)	3,786	2,592
Payroll and social security taxes (Note 3.1.g)	67	133
Taxes (Note 3.1.h)	89	129
Other (Note 3.1.i)	56	81
RESERVES (Note 21.e)	3	4
Total current liabilities	4,497	3,575
NONCURRENT LIABILITIES		
PAYABLES		
Trade (Note 3.1.e)	62	59
Bank and financial (Note 3.1.f)	3,373	1,682
Payroll and social security taxes (Note 3.1.g)	35	70
Other (Note 3.1.i)	74	121
RESERVES (Note 21.e)	111	135
Total noncurrent liabilities	3,655	2,067
Total liabilities	8,152	5,642
SHAREHOLDERS' EQUITY	1,333	5,440
Total liabilities and shareholders' equity	9,485	11,082

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE

SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001 (1)

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 (except as otherwise indicated) - Note 2.2)

	2002	2001 (3)
NET REVENUES	1,634	2,640
COST OF SERVICES PROVIDED (Note 3.1.j)	(1,078)	(1,338)
Gross profit	556	1,302
ADMINISTRATIVE EXPENSES	(193)	(295)
SELLING EXPENSES	(256)	(444)
Operating income	107	563
INCOME ON EQUITY INVESTMENTS	2	·
OTHER EXPENSES, NET (Note 3.1.k)	(46)	(94)
FINANCIAL (LOSS) INCOME ON ASSETS	(586)	25
FINANCIAL LOSS ON LIABILITIES	(3,371)	(145)
UNUSUAL ITEMS	·	(8)
(Loss) income before income tax	(3,894)	341
INCOME TAX	·	(96)
Net ordinary (loss) income from continuing operations	(3,894)	245
NET LOSS OF SPUN-OFF BUSINESSES (Note 1.2.)	·	(12)
Net (loss) income	(3,894)	233
(Loss) earnings per share (2)	(2.23)	0.13
(Loss) earnings per ADS (2)	(22.30)	1.33

(1) See note 1.2.
(2) Amounts expressed in constant Argentine pesos as of June 30, 2002.
(3) See note 2.4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

ACCOUNT	2 0 0 2		
	SHAREHOLDERS' CONTRIBUTIONS		
	CAPITAL STOCK		
	Outstanding shares (1)	Comprehensive adjustment to capital stock	Subtotal
Balance at beginning of year	1,746	1,709	3,455
Net loss for the period	-	-	-
Balance at end of period	1,746	1,709	3,455

ACCOUNT	2 0 0 2			
	EARNINGS/LOSSES			
	Legal reserve	Reserve for future dividends (2)	Accumulated losses	TOTAL (3)
Balance at beginning of year	370	1,448	(46)	5,227
Net loss for the period	-	-	(3,894)	(3,894)
Balance at end of period	370	1,448	(3,940)	1,333

(1) Includes 2,355 treasury shares (see note 1.2.).
(2) See Note 4.
(3) See Notes 7 and 8.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

ACCOUNT	2 0 0 1 SHAREHOLDERS' CONTRIBUTIONS				
	CAPITAL STOCK		Irrevocable capital contrib. for future subscriptions	Comprehensive adjustment to irrev. cap. cont. for fut. subsc.	Subtotal
	Outstanding shares (1)	Comprehensive adjustment to capital stock			
Balance at beginning of period	2,141	2,351	51	135	4,678
Resolution of the Board of Directors dated March 12, 2001					
· Voting cash dividends (0.07 per share or 0.74 per ADS)	-	-	-	-	-
Spin-off (2)	(395)	(642)	(51)	(135)	(1,223)
Net income for the period	-	-	-	-	-
Balance at end of period	1,746	1,709	-	-	3,455

ACCOUNT	2 0 0 1 EARNINGS			TOTAL
	Legal reserve	Reserve for future dividends (3)	Unappropriated earnings	
Balance at beginning of period	346	1,447	205	6,677
Resolution of the Board of Directors dated March 12, 2001				
- Voting cash dividends (0.07 per share or 0.74 per ADS)	-	(293)	-	(293)
Spin-off (2)	-	-	47	(1,176)
Net income for the period	-	-	233	233
Balance at end of period	346	1,154	485	5,440

(1) See Note 7.
(2) See Note 1.2.
(3) See Note 4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002- Note 2.2)

	For the six-month periods ended June 30,	
	2002	2001 (5)
Cash and cash equivalents at end of period	305	65
Cash and cash equivalents at beginning of year/period	131	159
Increase (decrease) in cash and cash equivalents	174	(94)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:

Net (loss) income for the period	(3,894)	233

Adjustments to reconcile net (loss) income for the period to net cash provided by continuing operations :

Net loss of spun-off businesses (note 1.2.)	-	12
Exchange differences (4)	3,507	-
Inflation loss on monetary accounts (3)	126	-
Fixed assets depreciation	620	608
Material consumption	26	37
Net book value of fixed assets retired	-	2
Intangible assets amortization	9	10
Cost of services provided	17	66
Allowance for impairment in value and slow turn over	-	8
Increase in allowances and accruals	186	178
Income on equity investments	(2)	-
Holding gains	(1)	-

Changes in assets and liabilities:

Trade receivables	56	(108)
Other receivables	(47)	(139)
Inventories	(7)	(90)
Trade payables	59	4
Payroll and social security taxes payable	(4)	6
Taxes payable	(56)	(161)
Other payables	(59)	90
Decrease in allowance	(12)	-
Cash flows from continuing operating activities	524	756

Cash flows from continuing investing activities:

Fixed assets purchases (2) (6)	(105)	(454)
Increase in other noncurrent investments	-	(59)
Increase on equity investments	-	(10)
Cash used in continuing investing activities	(105)	(523)

Cash flows from continuing financing activities:

Bank and financial loans obtained	-	1,410
Payment of bank and financial loans	(241)	(1,297)
Intangible assets purchases (7)	(4)	(12)
Cash dividends	-	(293)
Cash used in continuing financing activities	(245)	(192)
Spun-off assets	-	(129)
Cash flows provided by spun-off businesses	-	(6)
Increase (decrease) in cash and cash equivalents	174	(94)

(1) Cash and cash equivalents with maturities not exceeding three months are considered to be cash and cash equivalents.
(2) Net of 10 and 6 financed by trade and bank and financial payables in 2002 and 2001, respectively.
(3) Net of 32 corresponding to monetary gain (loss) originated in local currency cash and cash equivalents.
(4) In 2002, net of 48 corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
(5) Cash at the beginning of period includes 33 included in the line "Net assets of spun-off businesses" in the balance sheet as of December 31, 2000.
(6) In 2002, net of 41 of capitalized exchange differences.
(7) In 2002, net of 5 of capitalized exchange differences and of 7 financed by trade payable.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND 2001

(amounts stated in millions of Argentine Pesos as of the date of each transaction (except where expressly indicated that figures are stated in Argentine Pesos or some other currency))

1. **OPERATIONS OF THE COMPANY AND CORPORATE REORGANIZATION**

    1.1. **Operations of the Company**

Telefónica de Argentina S.A. ("Telefónica" or "the Company") has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the "Southern region license"). The Southern region license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree N° 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone *Services until late 1999 and over time opening the telecommunications sector in Argentina to increased* competition.

On April 10, 2002, the Company's General Ordinary and Special Shareholders' Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the Secretary of Communications ("SC") and is pending. Therefore the mentioned reform is subject to administrative approval by the SC.

Decree N° 264/98 established, subject to the results of the legal proceedings mentioned in note 9, a period of transition to competition in the telecommunications industry, during which all of the Company's rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution N° 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree N° 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree N° 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree N° 764/00. The Court has not as yet ruled on this issue.

The principal strategic objective of the Company is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. The Company has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, financial condition or results of operations of the Company. While there can be no such assurance, in the opinion of the Company's management, the implementation of the Company's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (formerly Telefónica de España S.A.). Under this Agreement, the full management of Telefónica is entrusted to the Operator. Such agreement was extended through 2003 and may be extended again through 2008, at the operator's option.

1.2. Corporate reorganization

Telefónica, S.A. ("TESA"), indirect controlling Spanish company, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company's Board of Directors and Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the abovementioned reorganization, the Company no longer holds any interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Telefónica Data Argentina S.A. ("TDA") (formerly Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors' and Special Shareholders' Meetings of the Company and of the abovementioned subsidiaries, the Company's equity interests in the abovementioned former subsidiaries were spun-off (and therefore the Company's capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company's Board of Directors' and Special Shareholders' Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. On July 26, 2001 the National Securities Commission (Comisión Nacional de Valores or "CNV") issued Resolutions 13,907, 13,908 and 13,909 whereby it approved the public offering filing of TDA and Telefónica Móviles Argentina S.A. ("TMA", an Argentine Company indirectly controlled by TESA) and consented to the corporate reorganization described in this note. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. Total related treasury shares amount to 2,355 and were acquired in the amount of $ 1.997 per share (in constant pesos of June 30, 2002). According to Argentine Business Association Law N° 19,550 ("LSC"). These shares must be sold within 1 year of acquisition.

Described below are the commitments approved by the Board of Directors and the Special Shareholders Meetings of the Company, Telinver S.A. ("Telinver") (controlled company), TCP, TMA and TDA, in connection with the reorganization:

a) Agreement between the Company, Telinver, TCP and TDA whereby:

- Telinver spun-off the assets and liabilities related to the "sale of equipment" and "point of sales" network businesses, and those assets and liabilities were merged into the Company.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to AKI S.A. ("Aki") under Resolution No. 18,766/99. These assets and liabilities were merged into the Company.

- TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the ownership of TDA in the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into the Company.

According to the commitment, the abovementioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between the Company, TDA and TMA whereby the Company spun-off (i) the assets and liabilities related to the data business, including the Company's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas 2, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of the Company's goodwill related to the TDA data business and the ownership interest in TDA, and (ii) the Company's consulting business (the Company's interest in TYSSA) that were merged into TDA. TDA reduced its capital stock and shareholders' equity as a result of having incorporated its own shares received from the Company. Additionally, the Company spun-off the mobile communications business related to the interest of the Company in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from the TDA and TMA capital increases related to incorporation of the Company's assets and liabilities spun-off as mentioned in the preceding paragraph, have been exchanged for the Company's shares held by Telefónica Datacorp S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively, and by the Company's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with the Company the assets of its e-commerce business, including its 50% interest in E-Commerce Latina S.A. ("ECL"). The preliminary spin-off/merger agreement was approved by the Company's Board of Directors and Special Shareholders' Meeting on February 15, 2001, and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and as of December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)), to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that the Company and its indirect controlling company shall, among other things, keep for a period of at least two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets or, otherwise, Company's shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock that the restructured companies had as of the reorganization dates.

The Company and its indirectly controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following table shows the approximate effect of the spun-off business (balances in constant pesos of June 30, 2002) on the consolidated statements of income and cash flows for January 2001, (considering the periods recalculated, as described in Note 2.1).

- Consolidated net results of spun-off businesses:

	Jun-30-01 (*)
Net revenues	268
Cost of services provided	(201)
Administrative expenses	(22)
Selling expenses	(47)
Operating loss	(2)
Financial loss on assets	2
Financial loss on liabilities	(12)
Net loss of spun-off businesses	(12)

(*) Net of intercompany operations. Stated in constant pesos of June 30, 2002.

- Consolidated cash flows related to spun-off businesses:

Cash flows from the spun-off businesses totaled 6 million pesos (in constant pesos of June 30, 2002) (see consolidated statements of cash flows).

2.   SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences applicable to consolidated financial statements. The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (the "SEC").

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of June 30, 2002, line by line, with the financial statements as of that date of Telinver, a company in which Telefónica holds sufficient votes to determine the corporate will.

As of June 30, 2001, the Company consolidated its financial statements with the financial statements as of that date of Telinver, using the criteria described in Note 2.4).

All material intercompany accounts and transactions have been eliminated in consolidation.

Participation in the directly controlled subsidiary as of June 30, 2002 is as follows:

Company	Main Business	Subscribed capital stock	
		Amount in Argentine pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,218	99.99999

2.2. Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued application of the restatement method. This criteria has been accepted under Argentine GAAP until December 31, 2001.

Considering the new inflationary context (increase of the applicable index for restatements of financial statements was 96% in the period January through June 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.9, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reintroduction of Technical Resolution ("RT") No.6 with the changes recently incorporated by RT No.19 issued by the FACPCE adopted by Resolution CD No.262/01 of the CPCECABA for the interim periods or fiscal-years ended March 31, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95 which had suspended the application of the restatement method, instructing the CNV among others to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos.

On the basis of the above, the financial statements of the Company as of June 30, 2002 and 2001 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census) compared to the base period index which is the index as of December 2001) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power.

The restatement into constant Argentine Pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in notes 2.3.d. and 2.3.e.

2.3. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period. The ultimate results could differ from those estimates.

The principal valuation methods are as follows:

a) Cash, current investments, receivables and payables:

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each period, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each period according to the intended use by the Company, including accrued financial income/expense, if applicable.

Trade receivables include services provided and settlements with foreign correspondents, both billed, and services and settlements accrued but unbilled as of the end of each period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. ("IBM") in excess of the portion of the contract's total cost accrued through each period-end for having received the basic service (see note 10.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which will accrue on a straight-line basis over the term of the contract.

"Patriotic Bond": was valued at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period according to the intended uses for the Bond by the Company, plus the financial income accrued until those dates. The Company intends to hold the Patriotic Bond until the related maturity date and use it to compensate taxes to be payable (see note 15.1). As of June 30, 2001 this investment has been disclosed under noncurrent investments.

Tax credit certificate: was valued at face value plus the financial income accrued until the end of the period plus the "benchmark stabilization coefficient" and the interest accrued until that date. The Company intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see note 15.2).

Payroll and social security taxes payable (Pre-retirement agreements with employees), are calculated on the basis of the present value of such agreements (see note 3.1.g).

Universal Service contribution: the Company calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and, if resulting in balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions or subsidies which must be first approved by the regulatory entity, as well as any balance receivable to the Company that may arise from the above calculation, are booked by the Company as receivable in each period in which its reimbursement is approved by such entity (see note 17.a).

Other payables (other) mainly include: a) the amounts payable for the settlement of certain legal actions involving contributions that the Company is required to make to the employee's "Compensatory Fund", which was recorded at the present value of the future payments agreed upon. Also, Other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by the Company that was recorded at the present value of the payments agreed upon and b) benefits for employees who retire on reaching normal retirement age or earlier due to disability or death: the liability for these benefits is stated at present value and has been calculated based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

b) Inventories:

Raw materials have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at its inflation restated cost. The value does not significantly differ from restated reproduction cost and does not exceed their estimated realizable value.

Equipment and supplies (including telephone accessories and cellular prepaid cards) have been valued at the replacement cost up to the limit of their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and low inventory-turnover, determined based on inventory recoverability analysis at the end of the period.

c) Noncurrent investments (see note 21.c):

The 50% interest in ECL as of June 30, 2002 and 2001 was valued by the equity method based on the financial statements as of June 30, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica's share in Intelsat Ltd. (formerly International Telecommunications Satellite Organization (Intelsat)) and its share in New Skies Satellites N.V. as of June 30, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period, and the information on net benefits and net operating expenses reported by those consortia up to the limit of the recoverable value, determined on the basis of the latest available financial information. As a result of the registration of Intelsat as a commercial entity, the requirement that the company should not cease to be an investor in Intelsat without the prior consent of the regulatory authorities has ceased to have effect (see note 19.b).

d) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones ("ENTel") have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated in accordance with applicable resolutions (see note 2.2) and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties the investment during the construction period until such time as the asset is ready to be used for an economic purpose. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the six-month periods ended June 30, 2002 and 2001 totaled 48 million (includes 41 million of capitalized exchange difference) and 39 million, respectively (in constant money as of June 30, 2002).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category concerned, the Company calculates the depreciation charge based on the estimated remaining useful life assigned in accordance with the Companies' investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in note 2.2, which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. Such allocation will be made provided the relation between financing and acquisition, construction or production of the assets qualifying for allocation of such exchange rate differences (fixed assets, intangible assets and interest in other companies organized in the country and existing as of January 6, 2002) is direct. Such financing, whether total or partial, relates to the financing granted by the suppliers of goods invoiced in foreign currency or the financing obtained for similar purposes from financial entities. In the cases in which the relation between financing and acquisition or production and construction of qualifying assets is not direct, such exchange rate differences may also be capitalized, but only if certain conditions are met.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of June 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are

applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica de Argentina's telecommunications business were valued calculating their recoverable value on the basis of the Company's management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in note 11.1, derive from the pending renegotiation with the Government, the recoverability of booked fixed assets as of June 30, 2002 in the amount of 8,147 million pesos will depend on the outcome of such renegotiation.

e) Intangible assets:

Trademarks were valued at acquisition cost restated in constant Argentine Pesos in accordance with applicable resolutions (see note 2.2). The license to use the logo was valued at acquisition cost restated in constant Argentine Pesos in accordance with these resolutions, net of accumulated amortization which was calculated based on the remaining duration of Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated into constant pesos of June 30, 2002 as indicated in note 2.2 and are amortized by the straight-line method over a 15 year-term.

The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefónica's telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated into constant pesos for each period and are amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the contracts abovementioned.

Expenses and commissions related to the negotiable obligations have been restated into constant pesos, and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the "authorization fee" in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see note 13).

"Goodwill" reflects the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink, Compuserve and Aki, exceeding such business valuation calculated by the equity method based on financial statements as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. These goodwill are stated at historical cost restated into constant pesos of June 30, 2002 and amortized over a 10-year term by the straight—line method as from the respective acquisition dates.

As of June 30, 2002, the goodwill generated by the capital contributions, restated into constant pesos of June 30, 2002, as indicated in note 2.2, made with an issuance premium, to ECL (merged into the Company in connection with the corporate reorganization mentioned in note 1.2.) is being amortized by the straight-line method over a 10 year term.

In line with Resolution M.D. No. 3/2002 from the CPCECABA, as described in note 2.3.d, the Company capitalized 5 million in intangible assets over the six-month period ended June 30, 2002, on account of exchange rate losses incurred with respect to the liabilities in foreign currency of Telinver, net of inflation.

f) Reserves:

Charges have been recorded for contingencies where it is probable for the Company to incur a liability. When estimating the amount, consideration has been given to the probability of occurrence, after consideration of legal counsel's opinion regarding the matter.

g) Financial Instruments:

The Company employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the U.S. dollar in relation to the obligations assumed in yens and

euro detailed in note 2.5. Thus, the Company ensured a fixed exchange rate to the U.S. dollar for such obligations. The Company values the covered obligations at the period closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium in the swap agreements is deferred and amortized by the straight-line method over the life of such agreements.

h) Income tax and Tax on minimum presumed income:

The Company calculates the Income Tax charge by applying the estimated effective tax rate to the income for the period. The effective tax rate was calculated by applying the current tax rate of 35% to the taxable income estimated as of the end of the fiscal year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax .

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each period. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax loss for the current year and has determined a proportional charge for the six-month period for the tax on minimum presumed income of 29 million pesos, which was capitalized as "Other non-current receivables", and it has been estimated as recoverable based on the Company's tax projection. The recoverability of the 25 million pesos amount of minimum presumed income tax corresponding to the telecommunications business depends on the effect that the outcome of the rate renegotiation may have on the Company's operations (see note 11).

In the six-month period ended June 30, 2001, the Income Tax of Telefónica amounted to 96 million pesos (in constant pesos of June 30, 2002). This amount was higher than the tax on minimum presumed income and was charged to expense for the period in the "Income Tax" account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 1.3 billion, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

i) Shareholders' equity accounts:

Shareholders' equity accounts have been restated in constant pesos (see note 2.2) except for the "Capital stock - Outstanding shares" and "Irrevocable capital contribution for future subscriptions" accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos is included in the "Comprehensive adjustment to capital stock" and "Comprehensive adjustment to irrevocable capital contribution for future subscriptions" accounts.

j) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Income statement accounts for the six-month period ended June 30, 2002 have been restated into constant pesos at the end of the period (see note 2.2) as follows:

— those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding

to the month of accrual of the original transactions;

− charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets;

− financial income and expenditure, restated into constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

The loss of the spun-off businesses (see note 1.2) was valued in accordance with the general abovementioned valuation methods.

2.4. Comparative financial statements

Considering the change in the fiscal year-end from September 30 to December 31 of each year, the statements of income, cash flows, changes in shareholders' equity, the breakdown of main accounts and exhibits disclosing accounts variations as of June 30, 2001 comprise a six-month period between January 1 and June 30, 2001, to enable comparison with the results for the period of six months ended June 30, 2002. The above mentioned statements, the breakdown of main accounts and exhibits for that six-month period were calculated by the Company by subtracting from the financial statements for the nine-month period ended June 30, 2001 the amounts corresponding to the financial statements for the three-month period ended December 31, 2000, restating the resulting amounts into constant pesos of June 30, 2002 and computing the retroactive reclassifications mentioned in the following paragraphs. Until the previous fiscal year the Company submitted the statement of income for periods beginning on October 1 of each year (see Note 2.7).

As from the year ended December 31, 2001, the Company discloses the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them. This disclosure has been carried out retroactively to June 30, 2001 with the reclassification of 33 million pesos (in constant pesos of June 30, 2002) from current to non-current on the line "Other Payables -Financial Instruments".

In addition, as from the year ended December 31, 2001 the Company discloses the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver. This disclosure has been made retroactively on the consolidated financial statements of the Company as of June 30, 2001, reclassifying 8 million pesos (in constant pesos of June 30, 2002) to the line "Allowance for impairment in value and slow turnover" in the Inventory account.

Likewise, the Company has included a more detailed breakdown of items in the statement of cash flow as of June 30, 2001.

The Company has presented, in previous fiscal-years, its interest in income (loss) from companies in which the Company has control or joint control, appropriated to the different income-statement lines in order to provide more complete and representative information on the group's results of operations (this procedure has been consulted with and approved by the CNV and the BCBA). Taking into account the effects of the business reorganization described in note 1.2, the income statements for the six-month period ended June 30, 2001, includes; (See Note 2.7):

- In line "Net loss from spun-off businesses", the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

- In line "Income (loss) from long-term investments", the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of the Company's management, the income from this company is not material vis-à-vis the Company's income (loss).

2.5. Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for

managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1. Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of June 30, 2002, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to 86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

2. During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with a portion of the net position of assets and liabilities in Euro, including the balance of the loan granted by The Istituto Centrale per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of June 30, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of June 30, 2002 and 2001 amounted to 97 million and 158 million, respectively (in constant currency at June 30, 2002). The percentage of net revenues derived from services rendered to the Argentine Government for the six-month periods ended June 30, 2002 and 2001 were 3% in both periods.

Out of the abovementioned balances as of June 30, 2002 not yet collected as of the date of issuance of these financial statements, approximately 83 million were past due as of June 30, 2002. On the basis of the Company's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Company's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of June 30, 2002. The portion of net value booked related to these receivables that the Company estimated that will be collected over 12 months has been classified as noncurrent as of June 30, 2002 (see note 3.2).

2.6. Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.7. Fiscal year-end change

On September 18, 2001, the Special General Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones ("CNC") issued resolution N° 1,322 whereby it authorized the Company to change its fiscal year-end date. Consequently, these financial statements for the six-month period ended June 30, 2002, are presented as compared to the same period of the prior year.

2.8. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) approved Technical Resolutions Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such Resolutions and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV was analyzing the scope and timing for adopting such standards.

2.9. Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)   as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of July 22, 2002, the exchange rate on such market was 3.6 Argentine Pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of June 30, 2002 of the variation in the rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see note 21.g) as of that date represents a reduction in the peso equivalent amount of approximately 367 million pesos;

(b)   the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02)) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)   issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)   de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis;

(f) prior authorization by the BCRA will be required until August 12, 2002, for the transfer of funds abroad by companies of the private sector, among others, to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Such exceptions refer to (i) payment of the principal of debts contracted with international or multilateral entities and official and officially recognized credit agencies or banks participating in investment projects with international entities; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended;

(g) suspension of dismissals without a just cause for a 180-day period, as of January 6, 2002, subsequently extended for a further 180 administration business days from the date of the original expiry and penalization whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(i) declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 (in effect since May 16, 2002) implies among other issues the suspension of enforcement procedures in relation to Company assets used in production, trade or the provision of services until August 14, 2002; and

(j) decree 1269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

On the other hand, and as a consequence of the changes implemented from January to June 2002, there was an increase in the Argentine consumer price index of 30.5% and an increase in the Argentine wholesale price index of 95.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have been made considering such policies. The effects of the additionally measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

3. DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

3.1 Breakdown of the main accounts

Below is a breakdown of the main accounts as of the end of each period (foreign currency balances are presented in note 21.g) (balances stated in constant pesos as of June 30, 2002):

a) **Cash:**

	Current	
	Jun-30-02	Jun-30-01
Cash	1	2
Bank (1)	23	12
	24	14

(1) In 2002, includes 11 from provincial bonds and 3 from federal bonds, which circulate in lieu of currency.

b) **Trade receivables:**

		Current		Noncurrent	
		Jun-30-02	Jun-30-01	Jun-30-02 (4)	Jun-30-01
Past Due	(1)	595	968	43	-
Current	(2)	294	857	-	-
Subtotal		889	1,825	43	-
Allowance for doubtful Accounts	(3)	(341)	(415)	(33)	-
Total		548	1,410	10	-

(1) As a result of refinancing past-due receivables, about 35 of refinanced receivables are disclosed as current receivables as of June 30, 2002.
(2) As of June 30, 2002 current receivables include approximately 6 and 53, that were to be adjustable for variation in the Gold Francs and US dollar exchange rate, respectively. However, Law No. 25,561 effective January 6, 2002 resolves to cancel any adjustment clause for variations in US dollar or any other foreign currency exchange rate in public services commitments (see note 11.1).
(3) See note 21.e).
(4) See notes 2.5 and 3.2.

c) **Other receivables:**

	Current		Noncurrent	
	Jun-30-02	Jun-30-01	Jun-30-02	Jun-30-01
Guarantee deposits	7	16	-	-
Prepayments to vendors	11	22	-	-
Related Companies — TCP, TDA, TYSSA, Cointel and Atento	47	198	-	-
Prepaid rentals	4	10	1	14
Prepaid services (1)	14	12	3	4
Tax credit certificates (2)	7	-	20	-
Legal deposits	4	-	-	-
Value Added Tax	5	-	-	-
Tax on minimum presumed income	-	-	29	-
Patriotic Bond (3)	24	-	91	-
Other	32	91	3	4
Total	155	349	147	22

(1) Expiring in October 2003.
(2) See note 15.2.
(3) See note 15.1.

d) Inventories:

	Current	
	Jun-30-02	Jun-30-01
Raw materials and supplies	2	10
Directories in edition process	20	25
Telephone equipment and other equipment	14	67
Subtotal (note 21.f)	36	102
Allowance for impairment in value and slow turnover (Note 21.e)	(7)	(8)
Total	29	94

e) Trade payables:

	Current		Noncurrent	
	Jun-30-02	Jun-30-01	Jun-30-02	Jun-30-01
Vendors, contractors and correspondents	383	468	-	-
Management fee	66	59	-	-
Billing on account and behalf of cellular and audiotex companies	32	65	-	-
Services collected in advance	3	22	62	59
Other	12	22	-	-
Total	496	636	62	59

f) Bank and financial payables:

	Current		Noncurrent	
	Jun-30-02	Jun-30-01	Jun-30-02	Jun-30-01
Negotiable obligations (1)	106	826	2,812	1,504
Imports financing	77	76	42	61
Long-term financing	8	4	84	33
Foreign bank loans	189	338	432	82
Local bank loans	1	86	3	2
Related Company – Telefónica Internacional S.A. ("TISA") (2)	3,403	1,225	-	-
Credit balances with banks	2	37	-	-
Total	3,786	2,592	3,373	1,682

(1) See note 13.
(2) See note 14.

g) Payroll and social security taxes payable:

	Current		Noncurrent	
	Jun-30-02	Jun-30-01	Jun-30-02	Jun-30-01
Vacation and bonus accrual	41	74	-	-
Social security taxes payable	12	25	-	-
Pre-retirement agreements (1)	12	20	35	70
Other	2	14	-	-
Total	67	133	35	70

(1) Pre-retirement agreements mature through 2009, and do not have any adjustment clause. This amount includes 7 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreements and June 30, 2002 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

h) Taxes payable:

	Current	
	Jun-30-02	Jun-30-01
Income tax accrual (net of prepayments)	-	4
Turnover tax accrual (net of prepayment)	14	35
Value Added Tax	18	33
Health and safety taxes	15	27
Minimum presumed income tax	25	-
Other	17	30
Total	89	129

i) Other payables:

	Current		Noncurrent	
	Jun-30-02	Jun-30-01	Jun-30-02	Jun-30-01
Financial Instruments	3	-	42	33
International Telecommunication Union	21	41	-	-
Related companies payables (1)	5	16	-	-
Other	27	24	32	88
Total	56	81	74	121

(1) Related companies include balances with TYSSA, Atento, TCP and TELEFE.

j) Cost of services provided:

	Jun-30-02	Jun-30-01
Telecommunications services (note 21. h)	1,054	1,247
Cost of services provided (note 21.f)	24	91
Total	1,078	1,338

k) Other expenses, net:

	Jun-30-02	Jun-30-01
Employee terminations	18	55
Reserves	33	29
Net book value of fixed assets retired	-	2
Miscellaneous, net	(5)	8
Total (note 21.h)	46	94

3.2 Aging of assets and liabilities as of June 30, 2002.

	Assets		Liabilities	
	Deposits	Receivables	Loans (b)	Other payables (c)
Past-due (a):				
Up to three months	-	234	-	4
From three to six months	-	99	-	14
From six to nine months	-	67	-	9
From nine to twelve months	-	42	-	4
From one to two years	-	106	-	7
From two to three years	-	43	-	10
From three to four years	-	55	-	-
At sight:	-	37	56	71
Current:				
Up to three months	281	317	2,525	496
From three to six months	-	38	1,139	29
From six to nine months	-	20	54	29
From nine to twelve months	-	29	12	35
From one to two years	-	114	123	25
From two to three years	-	8	1,254	24
From three to four years	-	-	96	20
From four to five years	-	-	313	17
Over five years	-	25	1,587	84
Subtotal:	281	1,234	7,159	878
Allowance for doubtful accounts	-	(374)	-	-
Benefits under the Collective Labor Agreements	-	-	-	1
Total:	281	860	7,159	879
Percentage accruing interest at fixed rate	100%	2%	46%	-
Percentage accruing interest at variable rate	-	63% (d)	53%	-
Percentage with variable return	-	-	-	-
Average interest rate in foreign currency	2%	-	9%	-
Average interest rate in local currency	-	68% (d)	-	-

(a) Receivables balances include 43 classified as non-current taking into account Company's Management estimates regarding probable collection terms (see note 2.5).
(b) Loans include bank and financial payables.
(c) Other payables include total liabilities except loans and reserves.
(d) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

4.   RESERVE FOR FUTURE DIVIDENDS

On March 12, 2001 the Board of Directors, approved the use of the Reserve for future dividends distributing cash dividends in 293 million pesos (in constant pesos of June 30, 2002). (See Statement of

Changes in Shareholders' Equity).

Different Shareholders' Meetings authorized the setting aside of a Reserve for future dividends, which remained at the Board of Director's disposal to be used for paying cash dividends, at the Board's discretion. However, as it rise from note 8, the Board of Directors would not currently be able to dispose such reserve for paying cash dividends.

5. REGISTRABLE ASSETS

On October 27, 1994, "ENTel in liquidation" issued Resolution N° 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of June 30, 2002 these assets have a book value of about 576 million pesos (in constant pesos of June 30, 2002) and approximately 518 million (in constant pesos of June 30, 2002) of them have been registered in the Company's name. In the Company's opinion, the registration of title of a major portion of the most significant assets contributed by Entel will be successfully completed. Accordingly, in the Company's management opinion the final outcome of this matter will not have a significant impact on the Company's results of operations or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1. Telinver

On December 29, 2000 and June 28, 2001, the Company made irrevocable capital contributions to Telinver in an amount of 33 million (in constant pesos of June 30, 2002) (through the settlement of distributed dividends receivables outstanding with Telinver), and 70 million, respectively (in constant pesos of June 30, 2002).

On June 26, 2001, the Special Shareholders Meeting of Telinver decided to use the Reserve for future dividends, distributing cash dividends of 63 million (in constant pesos of June 30, 2002) to the Company on June 29, 2001.

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders' equity in the amount of 43 million pesos.

Telefónica de Argentina is evaluating Telinver's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica de Argentina plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefonica de Argentina's own fund availability, which depends on the evolution of the issues affecting the Company's financial situation and cash flows described in notes 11 and 14.

Should the situation of the negative shareholders' equity remain unchanged, Telinver will fall under the conditions for mandatory dissolution for loss of company capital due to accumulated losses set forth in Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of sections 94 and 206 of the LSC until December 10, 2003.

6.2. E-Commerce Latina

As described in note 1.2.c), as of June 30, 2002, the Company holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of US$ 12 million, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259 (2)
Total	1,746,052,429

(1) All shares have equal voting rights.
(2) See Note 1.2.

Over the last three fiscal years and as of the six-month period ended June 30, 2002, the Company's capital stock has changed as follows (amounts stated in Argentine Pesos):

Capital stock as of September 30, 2000	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001 (a)	Capital stock as of June 30, 2002 (a) (b)
2,140,841,663	1,746,052,429	1,746,052,429	1,746,052,429

(a) See note 1.2.
(b) See note 8.

The effect of the reorganizations on the Company's shareholders' equity as of October 31, 2000, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions", "Comprehensive adjustment to irrevocable capital contributions for future subscriptions", and "Comprehensive capital stock adjustment" accounts until the balances were exhausted. The effect on the spun-off assets and liabilities resulting from the operations from November 1, 2000, to the effective reorganization date has been allocated to the balance of "Unappropriated retained earnings" as of the effective reorganization date.

8. SHAREHOLDERS' EQUITY

As of June 30, 2002, the Company carries accumulated losses amounting to 3,940 million pesos.

Should such losses exceed 50% of the capital stock plus reserves, the Company would be encompassed under the conditions for mandatory capital stock reduction set forth in section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of section 206 of the LSC until December 10, 2003.

9. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions ("List") and the Transfer Contract established certain obligations of which the following are still in effect:

   a) The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

   b) Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company's common capital stock. In addition, Compañía Internacional de

Telecomunicaciones S.A., ("COINTEL"), is obliged to hold Class A shares representing 51% of Telefónica's total capital stock.

c) All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d) In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above.

In addition, Decree N° 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company's network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company's management, Telefónica has met all of the abovementioned obligations.

Although the effectiveness of Decree N° 264/98 was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree N° 264/98, and the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

The SC issued Resolution N°1,686/99, which set October 10, 1999, as the date of ending of the transition period to competition in telecommunication industry. On June 9, 2000, the National Executive Power issued Decree No. 465/00 providing that as from November 9, 2000, the Argentine telecommunications market to be fully deregulated.

10. COMMITMENTS

10.1 IBM-Telefónica Contract

On March 27, 2000, the Company's Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company's information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as "the Companies") have executed certain contracts (the "Contracts") with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM committed to pay 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. At contract expiration, IBM shall transfer to the Companies for a price of 22.5 million pesos the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The consolidated compromised amount to be accrued through the end of the agreement term (August 2007) totals 153 million pesos.

10.2 Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 225 million pesos are pending.

11.   RATES

11.1   Rate regulations

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

1. Price Cap as of November 8, 2000: The SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a)   discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given

that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2. Price Cap as of November 8, 2001: The SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer price index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3. Price Cap as from November 8, 2002, through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering the Company's defense against the above legal proceedings, in the opinion of the Company's Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into

account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company has fulfilled its duty to submit the information required by the Government.

In addition, Decree N° 764/00 reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective (see note 1.1).

As of the date of issuance of these financial statements, the Company's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels ("GPL"). Although, according to the Company's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on the Company's future financial position and results.

11.2   Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution N°4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the SC in 14 million pesos). Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company's Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

12.   LAWSUITS AND CLAIMS

a)   Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims are made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain

former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree N° 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree N° 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 217 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of June 30, 2002, the claims filed against the Company and accrued interest and expenses with respect thereto totaled approximately 98.6 million pesos. The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of June 30, 2002 the Company has paid approximately 7.6 million pesos (in constant pesos of June 30, 2002) in cash for the abovementioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in the Company's favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company and its legal counsel the final outcome of the issue should not have a material impact on the Company's results of operations or financial position.

b)   Reimbursement of Value Added Taxes ("VAT") paid by Telintar

On April 24, 1995, Telintar filed an application with the AFIP (Federal Public Revenue Agency)-DGI for the reimbursement of approximately 21.3 million pesos arising from the modification of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million pesos of Income and Asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed 20.7 million pesos of principal and 3.6 million pesos of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, the Company, as a successor in TLDA's business, has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)   Other

Consumidores Libres initiated a legal action against the Company, Telecom, Telintar and the

Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative's object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree N° 62/90. Also, other points of the Company's contracting policy have been called into question.

After analyzing the claim, the Company's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company's management and its legal counsel it is unlikely and remote that the resolution this issue could have a negative effect on the results of the Company's operations or its financial position.

13. NEGOTIABLE OBLIGATIONS

As of June 30, 2002, there are four corporate bond issues outstanding:

Issuance Month/Year	Face value (in millions)	Term in years	Maturity Month/Year	Rate per Annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(a)
05/98	US$ 400	10	05/2008	9.125	(a)
07/99	US$ 16	3	07/2002	9.875	(a)
06/02	US$ 71	4	07/2006	9.875	(b)

(a) Financing of capital expenditures in Argentina.
(b) Refinancing of liabilities.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bond holders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company's Management, it has met all obligations arising from the agreements signed in connection with these issuances.

The Company has a global program in effect to issue negotiable obligations for a total of up to US$ 1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of negotiable obligations of May 1998, July 1999 and June 2002 have been issued under that program.

The Company obtained an authorization to make public offering of negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

In August 1998 the Company bought and cancelled in advance US$ 31.5 million of the first series of bonds under the global program. Accordingly, the amount of principal outstanding as of June 30, 2002 for such series is US$ 368.5 million.

- Exchange Offer of negotiable obligations

On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the "2002 Notes".

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, the Company offered to exchange:

- a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the "2006 Notes", plus
- US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
- US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date will be January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by the Company in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of US$1 million.

14. FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of June 30, 2002, consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$956 million ($ 3,634 million as of June 30, 2002).

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.9, as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with

banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the BCRA provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require BCRA previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the BCRA established that until August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent of 3,546 million pesos. In addition, the amount of 3,373 million pesos classified as noncurrent in the balance sheet, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, amounts that were disclosed as noncurrent in the balance sheet as of June 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of June 30, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

-Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 519 million pesos as of June 30, 2002. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

The Company has received from a foreign organization not related to the Company a credit facility for an amount of US$ 14 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on the Company's financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from the Company to be immediately due and payable. On July 19, 2002, the Company has requested from the creditor a specific waiver regarding such instances of noncompliance, and it was obtained related to financial statements as of June 30, 2002.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of June 30, 2002, the Company owed a total amount of approximately 3,255 million pesos (US$ 857 million as of June 30, 2002) to related parties, which matures until November 2002 (see note 16.4). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's payables ("events of anticipated maturity") if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1 PATRIOTIC BOND

In May 2001, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, the Company has compensated such interest against taxes. As of June 30, 2002 this bond has been disclosed under "Other receivables" in view of the use to be made of it.

15.2 TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree 979/01, the Company signed a Tax Credit Certificates ("TCC") subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and N° 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties'. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date. The Company plans to compensate taxes as from the earliest dates provided in the conditions of the TCC.

16. PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1. COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8%, considering the reduction mentioned in note 1.2. of the capital stock as of June 30, 2002. COINTEL, therefore, has the

votes required to prevail in shareholders' meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company's outstanding shares.

On May 28, 2001 the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder may demand that TESA make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition statement the Company's capital stock owned by third parties or make a tender offer of such Company's shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders' listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company's negotiable obligations would still remain inside such system.

The common shareholders of COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to manage assets and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the "operator") and those rendered by third parties related to the shareholders of COINTEL (see note 16.4).

16.2. COMMITMENTS RELATED TO TCP

In July 1999, the Company provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$ 22.5 million and (jointly with Telecom) US$ 45 million.

As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above.

16.3. TDA

On August 20, 1999, the CNC charged the Company and TDA with noncompliance with Decree N° 62/90 and Decree N° 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, the Company provided the relevant defenses, and as of the date of these consolidated financial statements, the issue is pending resolution by the CNC. In the opinion of the Company's Management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an outcome adverse to the Company is unlikely and remote.

16.4. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (in constant pesos as of June 30, 2002)

During the six-month periods ended June 30, 2002 and 2001 the following transactions were made with the controlling shareholder of the Company and companies related to the parent: accrual of management fees of 71 million and 112 million pesos, respectively; income and expenses for the supply of goods and services totaling 63 million and 23 million pesos, respectively; financial charges of 129 million and 10 million pesos, respectively. Transactions with Banco República for the six month period ended June 30, 2001 relating to rental expenses and other ancillary services amounted to 6 million pesos. As of December 30, 2001 Banco República is not longer a company related to the Company.

Balances with the Operator and other COINTEL shareholders and related companies as of June 30, 2002 and 2001 are:

	Asset / (Liability)	
	Jun-30-02	Jun-30-01 (1)
Bank deposits	-	2
Prepaid rent	-	23
Related companies receivables	60	188
Related companies payables	(166)	(84)
Top Program coverage cost-TESA (2)	(10)	-
Credit balances with banks	-	(37)
Bank and financial payables –TISA (3)	(3,255)	(1,225)

(1) Includes transactions with TCP, TDA, and TYSSA, which were subsidiaries through the spin-off date (see note 1.2.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República group that sold their interest in the Company as of December 30, 2001.
(2) See note 18.
(3) See note 14.

17. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

a) Provision of basic telephone service

As from March 1992, and in compliance with its specific functions, the Comisión Nacional de Telecomunicaciones ("CNT"), now the CNC has regulated on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by the Company.

The Company appealed Resolution N° 189/95 of the CNT which ordered the Company, Startel and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution N° 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease of links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by the Company in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution N° 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía y Obras y Servicios Públicos "ME y OSP") (which had been issued subsequently to the abovementioned resolutions, and had repealed them) remains effective as of the date of these consolidated financial statements.

However, in the case that the issue were not favorably resolved (i.e. that Resolution N° 100 of the ME y OSP were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting the networks held by the service renderers as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree N° 764/00).

In effect, on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

- Decree N° 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1).

- Decree N° 764/00 repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a "Universal Service Fund", to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services.

  As of the date of these financial statements, the SC has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

- The SC issued Resolution N° 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b)   Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to "data transmission and aggregate value services" and "high-density systems"; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree N° 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

18.   EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, it was created an incentive program (the "TOP" Program) for executives, that consists in granting TESA's (one of the shareholders of the Company) stock options to 17 Company top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. The shares under the Program total 26,613 involving a total amount of 532,260 options. The total coverage cost of the program for the Company, which was signed with TESA, is 4.49667 euro per option, i.e. 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in "Salaries and Social security taxes" in note 21.h).

Furthermore, TESA approved a program whereby all Company employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.09 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company.

19. RESTRICTED ASSETS

a) Restrictions on financial deposits

On the basis of National Executive Power Decree No. 1,570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in note 2.9, to the date of issuance of these financial statements there were certain restrictions on the availability of deposits with the banking system, mainly related to cash withdrawals and/or transfers abroad. As of June 30, 2002, the funds (Cash and Banks) subject to such restriction amounts to 8 million.

Total foreign currency deposits held by the Company at June 30, 2002 include US$19 million that are subject to restrictions on their availability similar to those that exist regarding the transfer of funds abroad (see note 2.9).

b) Pledged shares of INTELSAT

Under the agreement signed recently between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur any event of default.

In the opinion of the Company's Management, this restriction will not have a significant effect on the Company's operations.

20. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

These financial statements are presented on the basis of accounting principles generally accepted in Argentina. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina (Argentine GAAP) do not conform with accounting principles generally accepted in the United States (US GAAP).

21. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a) Fixed assets
b) Intangible assets
c) Investments in shares, securities issued in series and holdings in other companies
d) Other investments
e) Allowances and accruals
f) Cost of services provided
g) Assets and liabilities in foreign currency
h) Expenses incurred

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

MAIN ACCOUNT	ORIGINAL VALUE			
	AMOUNTS AT BEGINNING OF YEAR	INCREASES (3)	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF PERIOD
LAND	104	·	·	104
BUILDINGS	1,539	·	6	1,545
SWITCHING EQUIPMENT	3,619	·	62	3,681
TRANSMISSION EQUIPMENT	3,036	·	213	3,249
NETWORK INSTALLATION	6,517	·	180	6,697
TELEPHONES, SWITCHBOARDS AND BOOTHS	555	7	(7)	555
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	835	3	23	861
AUTOMOBILES	40	·	(5)	35
CONSTRUCTION IN PROCESS	675	134	(477)	332
MATERIALS (1)	105	10	(37)	78
PREPAYMENTS TO VENDORS	8	2	·	10
TOTAL (2)	17,033	156	(42)	17,147

MAIN ACCOUNT	DEPRECIATION					NET BOOK VALUE AT THE END OF PERIOD
	ACCUMULATED AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE PERIOD	RETIREMENTS	ACCUMULATED AT THE END OF PERIOD	
LAND	·	·	·	·	·	104
BUILDINGS	354	3.6	24	·	378	1,167
SWITCHING EQUIPMENT	2,350	26.3	161	·	2,511	1,170
TRANSMISSION EQUIPMENT	1,653	19.0	137	·	1,790	1,459
NETWORK INSTALLATION	2,861	10.2	195	·	3,056	3,641
TELEPHONES, SWITCHBOARDS AND BOOTHS	495	52.5	23	(11)	507	48
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	627	64.9	80	·	707	154
AUTOMOBILES	39	49.8	·	(5)	34	1
CONSTRUCTION IN PROCESS	·	·	·	·	·	332
MATERIALS	·	·	·	·	·	78
PREPAYMENTS TO VENDORS	·	·	·	·	·	10
TOTAL	8,379		620	(16)	8,983	8,164

(1) "Net retirements and transfers" includes transfers for 11.

(2) Capitalized interests in construction in process amounts to 7.

(3) Includes 41 million in construction in process corresponding to the capitalized exchange differences (see note 2.3.d).

a) Fixed assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 · Note 2.2)

MAIN ACCOUNT	ORIGINAL VALUE			
	AMOUNTS AT BEGINNING OF PERIOD (2)	INCREASES	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF PERIOD
LAND	106	-	-	106
BUILDINGS	1,528	-	6	1,534
SWITCHING EQUIPMENT	3,363	-	117	3,480
TRANSMISSION EQUIPMENT	2,623	-	178	2,801
NETWORK INSTALLATION	6,125	-	253	6,378
TELEPHONES, SWITCHBOARDS AND BOOTHS	546	37	(29)	554
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	667	10	29	706
AUTOMOBILES	84	-	(6)	78
CONSTRUCTION IN PROCESS	1,234	342	(557)	1,019
MATERIALS (1)	137	74	(76)	135
PREPAYMENTS TO VENDORS	13	(3)	-	10
TOTAL (3)	16,426	460	(85)	16,801

MAIN ACCOUNT	DEPRECIATION					NET BOOK VALUE AT THE END OF PERIOD
	ACCUMULATED AT BEGINNING OF PERIOD (2)	% DEPREC. ON NET BOOK VALUE	FOR THE PERIOD	RETIREMENTS	ACCUMULATED AT THE END OF PERIOD	
LAND	-	-	-	-	-	106
BUILDINGS	319	3.5	22	(2)	339	1,195
SWITCHING EQUIPMENT	2,034	22.3	153	-	2,187	1,293
TRANSMISSION EQUIPMENT	1,399	17.9	123	-	1,522	1,279
NETWORK INSTALLATION	2,488	9.9	186	-	2,674	3,704
TELEPHONES, SWITCHBOARDS AND BOOTHS	458	42.3	58	(38)	478	76
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	507	62.4	66	-	573	133
AUTOMOBILES	82	42.5	-	(6)	76	2
CONSTRUCTION IN PROCESS	-	-	-	-	-	1,019
MATERIALS	-	-	-	-	-	135
PREPAYMENTS TO VENDORS	-	-	-	-	-	10
TOTAL	7,287		608	(46)	7,849	8,952

(1) "Net retirements and transfers" includes transfers for 39.

(2) See note 2.4.

(3) In 2001, capitalized interests in construction in process amount to 39 million.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

MAIN ACCOUNT	2002						
	ORIGINAL COST			AMORTIZATION			NET BOOK VALUE
	AT BEGINNING OF YEAR	INCREASES (1)	AT END OF PERIOD	AT BEGINNING OF YEAR	FOR THE PERIOD (2)	AT END OF PERIOD	
LICENSES TO USE AND TRADEMARKS	36	.	36	(9)	(1)	(10)	26
ASSIGNMENT OF RIGHT	20	5	25	(8)	(2)	(10)	15
NO COMPETITION CLAUSE	4	.	4	(2)	-	(2)	2
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	35	11	46	(18)	(3)	(21)	25
GOODWILL	63	.	63	(22)	(3)	(25)	38
TOTAL	158	16	174	(59)	(9)	(68)	106

(1) Includes 5 corresponding to capitalization of exchange differences (see note 2.3.e).
(2) Includes $137,640 of amortization of non competition clause.

b) Intangible assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

MAIN ACCOUNT	ORIGINAL COST			AMORTIZATION			NET BOOK VALUE
	AT BEGINNING OF PERIOD (1)	INCREASES	AT END OF PERIOD	AT BEGINNING OF PERIOD (1)	FOR THE PERIOD (2)	AT END OF PERIOD	
LICENSES TO USE AND TRADEMARKS	33	4	37	(6)	.	(6)	31
ASSIGNMENT OF RIGHT	20	.	20	(6)	(2)	(8)	12
NC COMPETITION CLAUSE	6	.	6	(4)	.	(4)	2
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	31	4	35	(11)	(4)	(15)	20
GOODWILL	63	.	63	(16)	(4)	(20)	43
TOTAL 2001	153	8	161	(43)	(10)	(53)	108

(1) The amounts at beginning of year has been recalculated because of the change in the fiscal year-end. See note 2.4.

(2) Amortizations of advertising expenses and no competition clause amount to
$46,198; $49,996 and $252,574; respectively.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 (except as otherwise indicated) - Note 2.2)

NAME AND FEATURES	CLASS OF SHARES	FACE VALUE OF SHARES	NUMBER OF SHARES OR SECURITIES	INFLATION ADJUSTED COST (1)		BOOK VALUE (2002)		BOOK VALUE (2001)
Noncurrent (2):								
Other investments	.	.	.	.		15		12
Patriotic Bond (3)	.	US$1.0	.	.		.		58
Subsidiaries and affiliates								
E-Commerce Latina S.A. (4)	Common	$ 1.0	12,000	29	(5)	6	(6)	12
Total Noncurrent						21		82
TOTAL						21		82

(1) Restated in constant Argentine Pesos as of June 30, 2002 in accordance with applicable resolutions of the CNV (See note 2.1).

(2) See note 2.3.c).

(3) See note 2.3.a).

(4) Financial Statements for the nine-month period ended June 30, 2002 approved by the Company's Board of Directors on
    July 23 , 2002, with auditor's report by Abelovich, Polano & Asociados dated July 23, 2002, unqualified.

(5) Includes 5 of irrevocable capital contribution for future subscriptions.

(6) Net of consolidated adjustments.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

MAIN ACCOUNT AND FEATURES	BOOK VALUE 2002	BOOK VALUE 2001
Current investments:		
Foreign currency deposits (Note 21.g)	281	18
Local currency deposits	-	2
Mutual funds	-	31
Total	281	51

e) Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002, AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

ACCOUNT	2002			
	BALANCE AT BEGINNING OF YEAR	INCREASES	DECREASES	BALANCE AT END OF PERIOD
Deducted from current assets:				
For doubtful accounts	555	153	(367)	341
For impairment in value and slow turn over	14	-	(7)	7
	569	153	(374)	348
Deducted from non current assets:				
For doubtful accounts	82	-	(49)	33
	82	-	(49)	33
Total 2002	651	153 (1)	(423) (4)	381
Included in current liabilities:				
Contingencies	5	1	(3)	3
	5	1	(3)	3
Included in noncurrent liabilities:				
Contingencies	174	32	(95)	111
Total 2002	179	33 (2)	(98) (4)	114

ACCOUNT	2001 (3)			
	BALANCE AT BEGINNING OF PERIOD (3)	INCREASES	DECREASES	BALANCE AT END OF PERIOD
Deducted from assets:				
For doubtful accounts	327	156	(68)	415
For impairment in value and slow turn over	8	-	-	8
Total 2001	335	156 (1)	(68)	423
Included in current liabilities:				
Contingencies	4	-	-	4
	4	-	-	4
Included in noncurrent liabilities:				
Contingencies	106	29	-	135
Total 2001	110	29 (2)	-	139

(1) Included in Selling and Operating expenses in the consolidated statement of income.
(2) Included in Other expenses net in the consolidated statement of income.
(3) The amounts at beginning of year has been recalculated because of the change in the fiscal year-end. See note 2.4.
(4) Net of the monetary gain (loss).

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

MAIN ACCOUNT	2002	2001
Inventories at beginning of year/period	45	78
Purchases	7	90
Operating expenses (Note 21.h)	7	25
Holding gains (Note 21.h)	1	-
	60	193
Inventories at end of period (Note 3.1.d)	(36)	(102)
Total (Note 3.1.j)	24	91

(1) Includes cost of telephone directories and telephone equipment.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2002 AND 2001

	2002				2001		
	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	EXCHANGE RATE	BOOK VALUE IN MILLIONS OF PESOS (4)	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	BOOK VALUE IN MILLIONS OF PESOS (4)
ASSETS							
Current assets							
Cash	-	-	-	-	128.968	US$	-
Banks	4,335	US$	3.800000	-	-	-	-
Investments							
Foreign currency deposits (3)	74,006,401	US$	3.800000	281	9,295,024	US$	18
Trade receivables							
Unbilled direc. Distributed	-	-	-	-	25,372,986	US$	49
Other	18,585,969	US$	3.800000	71	16,912,141	US$	33
	(1,913)	G.F.	1.617808	-	(78,836)	G.F.	-
	1,020,549	SDR	3.553670	4	3,770,990	SDR	10
Other receivables							
Related Companies	-	-	-	-	81,852,131	US$	150
Prepaid rentals	-	-	-	-	5,075,423	US$	10
Prepaiment to vendors (1)	1,992,782	US$	3.800000	8	1,252,372	US$	2
	2,684,873	EURO	3.763100	10	4,453,236	EURO	8
	-	-	-	-	46,192,958	PTAS	-
Patriotic Bond	6,439,690	US$	(2) 3,800000	24	-	-	-
Other	-	-	-	-	316,237	US$	-
				398			290
Noncurrent assets							
Investments							
Other investments	3,476,694	US$	3.800000	13	4,808,968	US$	10
Patriotic Bond	-	-	-	-	29,879,880	US$	58
Other receivables							
Prepaid rentals	-	-	-	-	7,236,005	US$	14
Patriotic Bond	24,000,000	US$	(2) 3,800000	91	-	-	-
				104			82
Total				502			372
LIABILITIES							
Current liabilities							
Trade payables	40,939,743	US$	3.800000	156	85,625,081	US$	168
	-	-	-	-	274,698	DM	-
	130,961	G.F.	1.617808	-	1,767,741	G.F.	2
	11,929,144	SDR	4.952110	59	7,855,723	SDR	20
	-	-	-	-	398,800	FF	-
	4,356,528	EURO	3.763100	16	380,331	EURO	-
	-	-	-	-	1,034,425,368	PTAS	10
	-	-	-	-	304,204,419	ITL	-
	285	£	5.817400	-	11,950	£	-
Bank and financial payables	988,515,186	US$	3.800000	3,757	1,232,146,191	US$	2,410
	2,232,450	EURO	3.763100	8	1,797,298	EURO	4
	593,585,384	¥	0.031767	19	8,897,644,691	¥	141
	-	-	-	-	307,628,702	ITL	-
Other payables							
Related Companies	2,578,573	EURO	3.763100	10	4,223,985	US$	8
	972.893	US$	3.800000	4	-	-	-
Other	782.223	US$	3.800000	3	643	US$	-
	-	-	-	-	34,903,548	PTAS	-
				4,032			2,763
Noncurrent liabilities							
Trade payables	-	-	-	-	83,719	US$	-
Bank and financial payables	795,317,039	US$	3.800000	3,022	841,940,141	US$	1,647
	23,253,040	EURO	3.763100	87	20,244,680	EURO	33
	8,297,411,000	¥	0.031767	264	-	-	-
	-	-	-	-	2,277,653,759	ITL	2
Other payables	10,934,277	US$	3.800000	42	-	-	-
				3,415			1,682
Total				7,447			4,445

(1) Included in Note 21.a.
(2) Corresponding to AFIP exchange rate effective at June 28, 2002
(3) See note 19.b).
(4) Millions of constant pesos of June 30, 2002.

US$	U.S.Dollars	EURO	European currency
DM	Deutschmarks	ITL	Lira
¥	Yens	GF	Gold Franc
PTAS	Pesetas	SDR	Special Drawing Rights
£	Pounds	FF	French Franc

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of June 30, 2002 - Note 2.2)

ACCOUNT	OPERATING EXPENSES			SELLING EXPENSES	OTHER EXPENSES NET	UNUSUAL ITEMS	EFFECTS OF FUNDING ON		TOTAL (2002)	TOTAL (2001)
	TELECOM-MUNICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS-TRATIVE EXPENSES				ASSETS	LIABILITIES		
Salaries and social security taxes	160	4	33	34	-	-	-	-	231	344
Other Payroll expenses	-	1	2	-	-	-	-	-	3	12
Fixed assets depreciation	577	-	42	1	-	-	-	-	620	608
Fees and payments for services	171	-	71	40	-	-	-	-	282	566
Directors' and statutory auditors' fees	-	-	1	-	-	-	-	-	1	2
Insurance	-	-	5	-	-	-	-	-	5	8
Material consumption and other expenditures	20	-	3	2	-	-	-	-	25	63
Management fee	63	-	8	-	-	-	-	-	71	112
Transportation	6	-	-	1	-	-	-	-	7	12
Taxes	11	-	1	10	-	-	-	-	22	65
Rentals	41	-	2	2	-	-	-	-	45	35
Commissions	-	-	-	15	-	-	-	-	15	20
Exchange differences	-	-	-	-	-	-	(131)	3,590	3,459	-
Interest	-	-	-	-	-	-	11	315	326	96
Accrual for interest tax	-	-	-	-	-	-	-	12	12	20
Allowance for doubtful accounts	-	2	-	151	-	-	-	-	153	156
Holding gains	-	-	-	-	-	-	(1)	(1)	(1)	-
Net book value of fixed assets retired	-	-	-	-	-	-	-	3	2	2
Intangible assets amortization	5	-	-	-	-	-	-	-	9	10
Employee terminations	-	-	1	-	18	-	-	-	18	55
Tax on checking account credits and debits	-	-	24	-	-	-	-	-	24	8
Other	-	-	-	-	28	-	-	-	28	39
Inflation loss (gain) on monetary accounts	-	-	-	-	-	-	707	(549)	158	
Total June 30, 2002	1,054	7	193	256	46	8	586	3,371	5,513	
Total June 30, 2001	1,247	25	295	444	94	8	(25)	145		2,233

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the "Company" or "Telefónica") for the six-month periods ended June 30, 2002 and 2001. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos of June 30, 2002.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities; ii) the assumption that the company will not default in the payment of its debt, with regard to the classification of its non-current debt (see note 14 to the consolidated financial statements); iii) the assumption that the carrying amount of fixed assets of $8,147 million and Tax on Minimum presumed income of $25 million of its telecommunication business as of June 30, 2002 is recoverable under the provisions for valuation of long-lived assets, which is based on Company's Management's current estimates of future cash flows (see note 2.3.d)); iv) the creation of reserves for contingencies assessed as likely by Company's Management, based on its estimates and the opinion of legal counsel (see notes with respect to unreserved contingencies); and v) the creation of allowances, amounting to $374 million out of $638 million past-due receivables, based on Company's Management's estimates of possible future collection terms and conditions.

The estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year could differ from those estimates. Future cash flows could differ materially from current Company's Management's estimates depending, among other matters, on the outcome of the pending rate renegotiation with the government described in note 11.1 to the consolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved Technical Resolutions Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such Resolutions and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV was analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.2 and 2.3.d and e) to the consolidated financial statements).

On July 16, 2002, the National Executive Power issued Decree 1269/02, repealing Decree 316/95 and instructing the CNV among others to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos. These financial statements have therefore been prepared in constant pesos in accordance with the mentioned generally accepted accounting principles and the regulations issued by the National Executive Power.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

- the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

- the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company's business and

- the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and gross domestic product contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real Gross Domestic Product rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. Gross domestic product, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the IMF, which periodically organized substantial rescue packages, including a U.S.$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling U.S.$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by U.S.$16 billion through a U.S.$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by U.S.$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of U.S.$5 billion to Argentina (U.S.$4 billion to reinforce Central Bank international reserves and U.S.$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received U.S.$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits form the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina decreased by U.S.$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by U.S.$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Monday, February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlights of the Decree include:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $ 1 = US$ 1 rate, while deposits in foreign currency will be returned at the US$ 1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the BCRA (application of flotation band, scheduled devaluation). However, the decree authorizes the BCRA to intervene in the exchange market if the BCRA deems it necessary to defend the value of the local currency. It was announced that the BCRA would have a monetary issuance goal.

(iii) The presidential decree also suspended any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgment by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1570/01 which established the cash withdrawal restrictions.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through June: 30.5% - accumulated WPI through June: 95.6%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are

currently in default). This severe economic deterioration adversely affects employment opportunities, causing existing jobs to be eliminated and rising the unemployment and underemployment rate which, according to private estimates, would approximate 25.0% of the working population in the next assessment of May by the INDEC (Argentine Statistics and Census Institute). The shed of value of salaries in real terms and, in some cases, also in nominal terms exacerbate the deterioration of the effective demand and create multiple social conflicts very difficult to resolve in the short term, although slightly mitigated by the implementation of the "Household Head Plan" by the Federal Government consisting in the delivery of a monthly subsidy in cash with the prior authorization by the competent governmental authority.

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde's administration. The external financial assistance required has not been agreed upon yet and, it is highly probable that a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (BONEX II) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23 amid a new episode of institutional crisis with strong rumors of an outgoing President with an impending announcement of anticipated presidential general elections.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts (on which partial progress has been made); implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform (already sanctioned) and abrogation of the Economic Subversion Law (already sanctioned); solve the existing problems in the local financial system to regain confidence and allow for its normal operation (pending); and create the conditions to foster consumption, investment, employment, and economic activity (pending). After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the "anti-leakage" law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In the two months following its introduction, it can be seen that this law has sharply reduced the leakage of deposits because of court rulings, but has not been able to halt it entirely, so it continues to impact on monetary dynamics. In addition, various alternatives were analyzed to avoid a suspension of payments to multilateral credit agencies (either by using liquid BCRA reserves or making use of special clauses in the SRF agreement with the IMF) and to enable a renewal of the interrupted discussions with international authorities, making firm progress with the parliamentary agreements in relation to the laws mentioned in the previous paragraph, studying a new Bond Plan with stronger guarantees and greater financial attractiveness (subsequently introduced as the Plan BODEN – Optional National Government Bonds) and draw up a coordinated monetary policy with the BCRA authorities (instrumented in the form of the July-December Monetary Program) to be able to hold down the price of the US dollar and avoid greater price rises that would exacerbate social conflict.

On the political scene, President Duhalde announced the bringing forward of presidential elections from September 2003 to March 2003 in response to a resurgence of the political crisis affecting his government. It was announced that open primaries are to be held simultaneously by all political parties on November 24 and that the first round of the general election will be held on March 30, with a second round if needed on April 29. Power is to be handed over to the new administration on May 25.

Prospects for the rest of the current year show a strong negative impact on domestic economic activity and continued deterioration in financial indicators as a result of the Argentine peso devaluation against the dollar (with a direct impact on the financial situation of official entities, banks, corporations and families) and a quasi-generalized suspension of payments by Argentina. The considerable uncertainty caused by the abandoning of Convertibility, the lack of substantive political definitions, the infringement of property rights and delays in announcements regarding external financial assistance from multilateral credit agencies and the G7 countries do not generate an appropriate climate for consumption and investment, which could extend and deepen the recession until well into 2003.

In such extremely adverse institutional, political, economic, financial, and social context, and given the dollarized culture of the Argentine population, the application of a freely floating foreign exchange system will reflect its sustainability or unsustainability and acceptance or nonacceptance on the foreign currency price and general price index. If the present initiative fails, the foreign exchange rate and domestic prices are likely to spiral, thus generating high inflation compounded by activity stagnation, with the potential of the creation of a new fixed currency board of the Argentine peso with respect to the US dollar or the full dollarization of the Argentine economy.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	June 30,	
	2002	2001
Wholesale price index (% change) (1)	95.6	(1.1)

(1) Price index figures are for the six-month periods ended June 30, 2002 and 2001.

	June 30,	
	2002 (3)	2001 (2)
Gross domestic product (annual % change)	(12.4)	(1.3)

(2) Official data.
(3) Projection estimated by the Company

Telecommunication Rate Regulation

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

1. Price Cap as of November 8, 2000: The SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2. Price Cap as of November 8, 2001: The SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer price index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3. Price Cap as from November 8, 2002, through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering the Company's defense against the above legal proceedings, in the opinion of the Company's Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company has fulfilled its duty to submit the information required by the Government.

In addition, Decree N° 764/00 reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective (see note 1.1).

As of the date of issuance of these financial statements, the Company's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("GPL"). Although, according to the Company's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on the Company's future financial position and results.

11.2   Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution N°4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company's Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

Corporate reorganization

Telefónica, S.A. ("TESA"), indirect controlling Spanish company, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company's Board of Directors and Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the abovementioned reorganization, the Company no longer holds any interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Telefónica Data Argentina S.A. ("TDA") (previously Advance S.A.) and Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors' and Special Shareholders' Meetings of the Company and of the abovementioned subsidiaries, the Company's equity interests in the abovementioned former subsidiaries were spun-off (and therefore the Company's capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Prior to the abovementioned subsidiaries' equity interest reorganization the following items were merged into Telefónica: (i) the assets and liabilities related to the sale of equipment business and point of sales network, spun off from the subsidiary Telinver; (ii) certain assets and liabilities related to the Internet access business, spun-off from the subsidiary TDA, and (iii) certain assets and liabilities related to the data transmission business of the subsidiary TDA.

On July 26, 2001 the National Securities Commission (Comisión Nacional de Valores or "CNV") issued Resolutions 13,907, 13,908 and 13,909 whereby it approved the public offering filing of TDA and Telefónica Móviles Argentina S.A. ("TMA", an Argentine Company indirectly controlled by Telefónica S.A.) and consented to the corporate reorganization described in this note. In addition, the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or "BCBA") authorized, subject to certain conditions, TDA and TMA S.A. to become listed. The authorization became final after the conditions imposed were lifted. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $ 1.021 per share. These shares must be sold within 1 year of acquisition.

Comparison of Results of Operations for the six-month periods ended June 30, 2002 and 2001.

All references made below to 2002 and 2001 are to the Company's six-month periods ended June 30, 2002 and 2001.

General Considerations

The Company has prepared this Operating and Financial Review and Prospects based on its consolidated financial statements. The income (loss) items mentioned herein for the six-month periods ended June 30, 2002, and 2001 are also presented following the criterion provided for in note 2.3. to the Company's financial statements and therefore do not include the loss from spun-off operations.

Due to the fiscal year-end date change from September 30 to December 31, as from the current fiscal year the Company presents results of operations and cash flows for periods beginning January 1. As a result, and for comparative purposes, the comparative financial statements for the period ended June 30, 2001 include the results of operations and cash flows for the six-month period ended as of such date (see Note 2.7.)

The amounts related to year 2001 have been restated into pesos as of June 30, 2002 and also in order to reflect retrospective effects of the spin-off over results of operations.

For purposes of this section, references to the "Company" are to the Company together with its consolidated affiliates.

Net Revenues

Net revenues decreased by 38.1% to $1,634 million in 2002 from $2,640 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in "Evolution of the Current Economic Situation in Argentina" and "Telecommunication Rate Regulation", the decrease in revenue was principally due to the drop of approximately 29.9% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for the six-month periods ended June 30, 2002 and 2001 (restated in constant pesos of June 30,2002).

	Millions of Argentine Pesos	
	2002	2001
Basic telephone service		
Measured service	491	747
Monthly basic charges (1)	449	653
Special services	212	276
Installation charges	26	57
Public phones	121	227
Access charges	168	284
International long-distance service	46	143
Telephone equipment	13	70
Publishing of telephone directories	19	31
Other	89	152
Total	1,634	2,640

(1)   Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company's network, and to customers of other operators routed through the Company's networks as well as other operators' networks. In this latter case, the Company bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see "Cost of Services Provided, Administrative Expenses and Selling Expenses", "fees and payment for services").

Measured service decreased by 34.3% to $491 million in 2002 from $747 million in 2001. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 28% as a result of applying the same rate per telephone pulse of $0.0469 in both periods in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; (ii) a decrease by 4.0% in average number of billable domestic long-distance lines (considering increases and decreases in domestic long-distance lines as a result of competition through a so-called "presubscription" process) and (iii) a decrease in average urban and domestic long-distance use per line by 9.4%, due mainly to the state of the country's economy. Approximately 80% of the variation in revenues from the measured service is due to the factor described in (i).

Monthly basic charges decreased by 31.2% to 449 million in 2002 from $653 million in 2001. Approximately 94% of this decline was due to the rate reduction in real terms close to 28% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services decreased by 23.2% to $212 million in 2002 from $276 million in 2001. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 23.6% from 3,564 million minutes in 2001 to 2,723 million minutes in 2002, as well as a drop in the average price billed which varies according to customer distribution and customers usage patterns. Furthermore, during 2002 there was an increase of 52% in revenue from the sale of cards which was almost totally offset by the reduction in rates in real terms, leading to a net increase in revenue of approximately $2 million.

Revenues from installation charges decreased by 54.4% to $26 million in 2002 from $57 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during the six-month period ended June 30, 2002 and a decrease in prices in real terms.

Revenues from public phones decreased by 46.7% to $121 million in 2002 from $227 million in 2001. The decrease can mainly be attributed to: (i) a drop in prices in real terms, partially offset by lower commissions paid; (ii) a lower average demand from pay-phones operated by third parties ("telephone stations") and semi-public telephones of approximately 15.9% and 7.2% respectively; (iii) a reduction of 16.0% in the number of semi-public lines installed; and (iv) a decrease by 2.6% and 15.0% in public telephone installed and consumption respectively.

Access charges revenues as of June 30, 2002 and 2001, amounted to $168 million and $284 million respectively, a decreased by 40.8%. This variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators by approximately 23% and 8%, respectively.

International long-distance service revenues decreased by 67.8% to $46 million in 2002 from $143 million in 2001. This variation was mainly due to the reduction in real rates, slightly offset by new discounts granted. In addition, there has been a drop in incoming and outgoing traffic of approximately 19% and 15% respectively.

Revenues from sale of equipments dropped from $70 million in 2001 to $13 million in 2002; approximately a 81.4% decrease. The reduction was due to lower units sold and a decline in real sales prices.

Revenues from the publishing of telephone directories decreased to $19 million in 2002 from $31 million in 2001, 38.7% decrease, mainly as a result of the decline in prices in real terms and in volumes of directory advertising sales in the six-month period ended June 30, 2002.

Other revenues decreased from $152 million in 2001, up to $89 million in 2002, a fall of 41.4%. This variation was mainly due to a reduction in revenues from Direct Lines and PABX as a result of lower rates in real terms. In addition, lower sales were recorded for storage, logistics and transport services.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased to $1,527 million in 2002 from $2,077 million in 2001.

The following table shows the breakdown of expenses for the six-month periods ended June 30, 2002 and 2001 (restated in constant pesos of June 30, 2002).

	Millions of Argentine pesos	
	2002	2001
Salaries and social security taxes	231	344
Depreciation and amortization (1)	626	617
Fees and payments for services	282	566
Material consumption and other	25	63
Allowance for doubtful accounts	153	156
Sales costs	17	66
Management fee	71	112
Other	122	153
Total	1,527	2,077

(1) Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 32.9% to $231 million in 2002 from $344 million in 2001. The variation was mainly due to: a) a drop in real terms net of inflation in salaries during the period ending June 30, 2002 and b) a significant personnel reduction, which decreased to 9,393 in 2002 from 9,704 in 2001.

Lines in service per employee increased by 3.3% to 474 in 2002 from 459 in 2001.

Total depreciation and amortization increased by 1.5% to $626 million in 2002, from $617 million in 2001. The change was principally due to the completion of works in progress after June 30, 2001, the depreciation of which started as of such date.

Fees and service charge decreased by 50.2% to $282 million in 2002 from $566 million in 2001. The variation was basically generated by a reduction in its real terms costs and principally by the decrease in (i) advisory and consulting expenses by $38.3 million (see note 1.2 to the financial statements), services related to information systems of $29.3 million, sales commissions by $20.8 million, cost related to related companies by $13.3 million, temporary personnel costs $12.5 million; (ii) decrease in interconnection charges with other operators by $20.6 million due to a decrease of consumption and tariffs (in real terms) (iii) expenses related to Building refurbishing incurred during 2001 by $18.0 million; (iv) elimination of the reduction in social security taxes (UIT) by 9.8 million; (v) expenses related to the directories publishing business; (vi) advertising expenses by $81.0 million related to the completion of certain advertising campaigns carried out in 2001 and (vi) travelling, safety and communnications expenses by $8.2 million and other operating expenses by $14.1 million.

The charge for the allowance for doubtful accounts decreased to $153 million in 2002 from $156 million in 2001. This represents a 1.9% decrease. The charge was 9% in terms of allowance for doubtfull accounts over net revenues, equivalent to 58.5% increase compared to 2001 as a results of the estimated effect of the Argentine macroeconomic situation, which has affected significantly certain types of customers.

Costs for consumption of materials and other supplies decreased from $63 million in 2001 to $25 million in 2002, wich represents a 60.3% decrease. This variation is primarily the result of lower consumption of materials suchs as office supplies, external plant materials and cost of telephone cards.

The cost of sales charged to income (loss) decreased to $17 million as of June 30, 2002, from $66 million as of June 30, 2001, which represents a 74.2% decrease. The decreased cost of sales results mainly from cost reduction in real terms from the decrease of telephony equipment and accessories sales.

The "Other items" charge to income decreased from $153 million as of June 30, 2001, to $122 million as of June 31, 2002, which represents a 20.3% decrease. This is primarily the result of a cost reducion in real terms in items such as taxes, insurance, commisions, which were offset by an increase of rentals and tax on checking accounts credits and debits mainly in foreign currency.

Other Expenses, Net

Other expenses, net decreased to $(46) million in 2002 from $(94) million in 2001, represnting a 51.1% decrease. This change arose mainly from decreased charges due to less employee termination.

Financial Gains and Losses

Consolidated gross capitalized interest totaled $7 million in 2002 and $39 million in 2001. In 2002, capitalized exchange difference amounts to $41 million. In 2002 and 2001, net financial gains and losses amounted to a loss of $3.957 and $120 million, respectively. The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the exposure to inflation, amounted to a loss of $3,459 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of $230 million, net of inflation and a loss from the exposure to inflation of monetary assets and liabilities in pesos of $158 million.

Income Before Income Tax and Minority Interest and Net Income for the year/ period

Income before income tax and before net (loss)/income from spun-off businesses was $341 million and ($3,894) million (loss) in 2001 and 2002, respectively. After an income tax charge of $96 million and after a net loss from spun-off businesses of (12) million in 2001 and no income tax charge in 2002, net income (loss) amounted to $233 million in 2001 and.($3,894) million in 2002.

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company's financial statements. By its Resolution N° 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account $5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution N° 1,513/95, as did the ME y OSP through its Resolution N° 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution N° 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution N° 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution N° 84/99, which dismissed the request for reconsideration of Resolution N° 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution N° 4,583/99, the SC dismissed the Ancillary Appeal against Resolution N° 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC N° 4,583/99, the outcome of which is pending.

Income Tax and Minimum Presumed Income Tax: The Company calculates the Income Tax charge by applying the estimated effective tax rate to the income for the year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for calculating the Provision for Income Tax (see note 22).

Additionally, the Company calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year's taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company's tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. The Law passed by Congress on November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree N° 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the "investment contribution commitment" equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17 a) 2)).

A "radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. The Company also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others).

Law No. 25,453, which became effective on July 31, 2001, granted the National Executive Power the power to amend all aspects of the law necessary for adopting the criteria that determine when tax becomes due and payable (collection of billed amounts, including the tax payable thereon). As of the date of issuance of these financial statements, the National Executive Power has not used the granted powers.

Decree No. 363/02 amended Law No. 24,760 on "Factura de Crédito" (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

New tax on bank checking account transactions: Law No. 25,413 (effective as from March 26, 2001) added a new tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

<u>Social security contributions</u>

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through June 30, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Decree No. 1387/01 established that contributions --other than those due to the healthcare organization system and workers' compensation system premiums-- will be fully computable as a VAT credit as from April 1, 2003.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Another section of this Law that eliminated the cap for salaries subject to employer and employee contributions under Law No. 24,241 was partially vetoed by the Federal Executive.

<u>Buenos Aires Province turnover tax</u>

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

In addition, through Law No. 745 and effective January 1, 2002, the elements of the tax base for the international telecommunication service were amended to include all compensation to which the company residing in Argentina is entitled.

Liquidity and Capital Resources.

In 2002 and 2001, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company's cash and cash equivalents amounted to $305 million and $65 million as of June 30, 2002 and 2001, respectively. Cash and cash equivalents in 2002 increased in $174 million, or 132.8% from $131 million at the beginning of such period.

As of June 30, 2002, 92.1% of Company's cash is in foreign currency and 7.9% is in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented a 3.2% as of June 30, 2002.

Cash Provided by Operating Activities. Cash provided by operating activities in 2002 decreased in $232 million, or 30.7% to $524 million from $756 million in 2001.

The ability of the Company to maintain or increase the level of cash generated from operations in the future will depend on the renegotiation of telephone service future rates. The Company cannot foresee the level of its future service revenues or to what extent, if any, rates would keep peace with inflation and devaluation of the Argentine peso.

Cash Used for Investing Activities. Cash used for investing activities in 2002 decreased to $105 million in 2002, or 79.9% from $523 million in 2001. The Company's management cannot foresee with any certainty whether this trend will continue due to current uncertainties.

Funds used for the purchase of fixed assets for the six-month periods ended June 30, 2002 and 2001 totaled $105 million and $454 million. These amounts are net of $10 million and $6 million, respectively, financed by trade and bank financial payables.

Dividend payments for the six-month period ended June 30, 2001 totaled $293 million.

Cash Used for Financing Activities. Cash used for financing activities in 2002 increased to $245 million in 2002, from $192 million in 2001.

The Company has borrowed funds from major financial institutions in an amount of $519 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met.

Additionally, the Company used other long-term bank credit lines to finance imports from different commercial banks.

As of June 30, 2002, the Company owed a total amount of approximately $3.25 billion (US$857 million) to related parties, which matures until October 2002 (see note 16.4). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's payables ("events of anticipated maturity") if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts. The creditor has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The following table contains a breakdown of the Company's investments in fixed assets for the six-month periods ended June 30, 2002 and 2001.

	Millions of Argentine pesos (1)	
	2002 (2)	2001
Land, buildings and equipment	7	16
Transmission and switching equipment	58	167
External plant	11	155
Telephone equipment	13	45
Materials	-	47
Other	26	30
Total	115	460

(1) Allocation of construction in process and prepayments to vendors to each line item have been estimated.
(2) Net of $41 million corresponding to the capitalization of exchange differences.

Fixed assets relating to Telefónica de Argentina's telecommunications business booked in an aggregate amount of 8,147 million were valued calculating their recoverable value on the basis of the Company's management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in note 11.1, derive from the pending negotiation with the Government, the recoverability of booked fixed assets as of June 30, 2002 will depend on the outcome of such negotiation.

Foreign-Denominated Debt, Receivables and Investments

The Company's financial and bank payables as of June 30, 2002 amounted to approximately US$1.8 billion (approximately $6.8 billion), 25 million euro (approximately $95 million), and 8.9 billion Japanese yen (approximately $283 million). Approximately 94.7% of the Company's total financial and bank payables consist of U.S. dollar-denominated debt.

As of June 30, 2002, the Company also had the equivalent of approximately $290 million of trade and other payables denominated in foreign currencies. Of that amount, approximately $205 million are denominated in U.S. dollars.

Approximately $502 million or 43.2% of the Company's receivables and investments are denominated in U.S. dollars.

Exposure to Foreign Exchange Rates

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate in connection with its 8.9 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the "Bank for International Cooperation"). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of June 30, 2002, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$ 86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders equity.

Additionally, in December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate in connection with the Company's net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the "Mediocredito Centrale"). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the BCRA provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require BCRA previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the BCRA established that from March 25, 2002 to August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent of US$3.5 billion. In addition, the amount of $3.4 billion classified as noncurrent in the balance sheet, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, amounts that were disclosed as noncurrent in the balance sheet as of June 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of June 30, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Contractual Obligations and Commercial Commitments

The following table represents the contractual obligations and commercial commitments of the Company as of June 30, 2002:

| | Payments due by Period in millions of Pesos | | | | |
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations					
Long-term debt	7,159	3,786	1,377	409	1,587
Other long-term obligations	878	708	49	37	84
Total contractual cash obligations	8,037	4,494	1,426	446	1,671
Commercial Commitments					
Other commercial commitments (1)	374	244	78	52	-
Total commercial commitments	374	244	78	52	-

(1) Includes 225 million principally related to certain frame agreements, which the Company will make use of in accordance to the Company's needs. The amounts not used by the Company will not constitute a formal obligation with other parties under such agreements.

Research and Development, Patents and Licenses.

The Company does not incur any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

The following table provides certain basic information relating to the development of the Company's domestic telephone system.

	Operating Data	
	June-30-02	June-30-01
Billable lines of measured service	3,748,252	3,416,484
Lines installed	4,887,160	4,826,730
Lines in service	4,447,370	4,450,163
Lines in service per 100 inhabitants	24.4	26.0
Lines in service per employee	473.5	458.6
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	108,856	131,970

Trend Information

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. The Company expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of June 30, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, the Company (in the Northern Region) and Telecom (in the Southern Region).

The Company is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of the Company opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for the Company or for Movicom/CTP or the others as their new provider of service. As of June 30, 2002, the total number of customers gained (approximately 270,000 lines) do not compensate for the customers of the Company in those customers, segments that have opted for other providers (approximately 700,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. The Company believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, the Company is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on the Company's overall operations or revenues.

The principal strategic objective of the Company is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. The Company has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, financial condition or results of the operations of the Company. While there can be no assurance, in the opinion of the Company's management, the implementation of the Company's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

However, owing to the macroeconomic of Argentina, third party credit lines are not available in amounts sufficient to enable the Company to, together with internally-generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary - and currency-exchange exchange control measures that mainly include restrictions on the withdrawal of funds deposited with banks and tight restrictions on making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

The Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its directly- or indirectly-controlled companies.

Should not financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable (including those disclosed as current on the balance sheet as of June 30, 2002 and such liabilities that would turn into current payables if creditors claimed a default) to local and foreign creditors.

Although the Company will use its best efforts to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and to maintain its normal operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 6, 2002

By: _____

Name: Fernando Raul Borio
Title: General Secretary